UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I/A

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ENCORE CAPITAL GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

292554102

(CUSIP Number of Class of Securities)

Jonathan C. Clark

Executive Vice President, Chief Financial Officer and Treasurer

350 Camino de la Reina, Suite 100

San Diego, California 92108

(877) 445-4581

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

10250 Constellation Blvd. Suite 1100

Los Angeles, CA 90067

(424) 653-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 4, 2021 (as it may be further amended or supplemented from time to time, the “Schedule TO”), related to the offer by Encore Capital Group, Inc., a Delaware corporation (the “Company”), to purchase for cash up to $300 million of shares (the “shares”) of its common stock, par value $0.01 per share, pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $52.00 and not more than $60.00 per share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 4, 2021 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

This Amendment No. 1 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On December 3, 2021, the Company issued a press release announcing the preliminary results of the Offer, which expired one minute after 11:59 P.M. (New York City Time) on December 2, 2021. A copy of the press release is filed as Exhibit (a)(5)(C) hereto and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C) Press release issued December 3, 2021, announcing the preliminary results of the tender offer.

Exhibit Index

Exhibit Number	Description

(a)(1)(A)**	Offer to Purchase, dated November 4, 2021.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2021.

(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2021.

(a)(1)(F)**	Summary Advertisement, dated November 4, 2021.

(a)(2)	Not Applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)**	Press release issued November 4, 2021, announcing the commencement of the Tender Offer.

(a)(5)(B)**	Slide presentation of Encore Capital Group, Inc. dated November 3, 2021 (incorporated by reference to Exhibit 99.1 of the 8-K, filed on November 3, 2021)

(a)(5)(C)✓	Press release issued December 3, 2021, announcing the preliminary results of the Tender Offer.

(b)	Amended and Restated Senior Facilities Agreement, dated August 5, 2021, by and among Encore Capital Group, Inc., the several guarantors, banks and other financial institutions and lenders from time to time party thereto and Truist Bank as Agent and Security Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 11, 2021).

(c)	None.

(d)(A)*	Encore Capital Group, Inc. Executive Separation Plan (incorporated by reference to Exhibit 10.2 of the 10-Q, filed on November 6, 2014).

(d)(B)*	Non-Employee Director Compensation Program Guidelines, effective June 17, 2020 (incorporated by reference to Exhibit 10.1 of the 10-Q, filed on August 5, 2020).

(d)(C)*	Non-Employee Director Deferred Stock Compensation Plan (incorporated by reference to Exhibit 10.2 of the 10-Q, filed on August 4, 2016).

(d)(D)*	First Amendment to Non-Employee Director Deferred Stock Compensation Plan, dated August 11, 2016 (incorporated by reference to Exhibit 10.1 of the 10-Q, filed on November 9, 2016).

(d)(E)*	The Encore Capital Group, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.3 of the 8-K, filed on June 20, 2017).

(d)(F)*	Executive Service Agreement, dated November 25, 2019, between Cabot UK Holdco Limited and Craig Buick (incorporated by reference to Exhibit 10.2 of the 10-Q, filed on May 11, 2020).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Management contract or executive compensation plan or arrangement
**	Filed previously
✓	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Encore Capital Group, Inc.

Date: December 3, 2021	By:	/s/ Jonathan C. Clark
Name: Jonathan C. Clark
Title: Executive Vice President, Chief Financial Officer and Treasurer